UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 2

MGP Ingredients, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

55303J106
(CUSIP Number)

Donn S. Lux
5050 Kemper Avenue
St. Louis, Missouri 63139
(314) 772-2626 EXT - 1243

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Luxco 2017 Irrevocable Trust dated 6/19/2017

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,780,771

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
1,780,771

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 *See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux dated 9/16/2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
771,688

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
771,688

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux QSST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
152,805

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
152,805

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Andrew Broddon Lux Luxco Irrevocable Trust dated 7/30/2012

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
183,685

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
183,685

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Philip Donn Lux Luxco Irrevocable Trust dated 7/30/2012

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
183,685

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
183,685

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Caroline L. Kaplan Revocable Trust dated 12/16/2009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,731

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
13,731

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Ann S. Lux 2005 Irrevocable Trust FBO Caroline Lux Kaplan dated 9/16/2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
623,458

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
623,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Ann S. Lux 2005 Irrevocable Trust FBO Catherine N. Lux dated 9/16/2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
623,458

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
623,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
CNL 2013 Irrevocable Trust dated 4/2/2013

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,731

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
14,731

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Ann S. Lux 2005 Irrevocable Trust FBO Paul S. Lux dated 9/16/2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
583,458

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
583,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Lux Children Irrevocable Trust dated 5/24/2012

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,731

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
27,731

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Donn S. Lux

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,705,264

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
2,705,264

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Leslie Lux

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,731

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
27,731

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Paul S. Lux

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
583,458

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
583,458

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Caroline Lux Kaplan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
637,189

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
637,189

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
Catherine N. Lux

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
638,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS
TFO Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,963,169

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
638,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,963,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5 below

Introduction

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed on April 5, 2021, as previously amended by Amendment No. 1 thereto filed on February 3, 2023 (as amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”) of MGP Ingredients, Inc., a Kansas corporation (the “Issuer”).  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule 13D is hereby amended and supplemented as follows:

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a)          This statement is being filed by (i) Luxco 2017 Irrevocable Trust dated 6/19/2017, a Missouri trust (“Luxco Trust”), (ii) Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux dated 9/16/2005, a Missouri trust  (“Lux 2005 Donn Trust”), (iii) Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux QSST, a Missouri trust (“Lux 2005 QSST Trust”), (iv) Andrew Broddon Lux Luxco Irrevocable Trust dated 7/30/2012, a Missouri trust (“Andrew Trust”), (v) Philip Donn Lux Luxco Irrevocable Trust dated 7/30/2012, a Missouri trust (“Philip Trust”), (vi) Caroline L. Kaplan Revocable Trust dated 12/16/2009, a Maryland trust (“Kaplan Trust”), (vii) Ann S. Lux 2005 Irrevocable Trust FBO Caroline Lux Kaplan dated 9/16/2005, a Missouri trust (“Lux 2005 Caroline Trust”), (viii) Ann S. Lux 2005 Irrevocable Trust FBO Catherine N. Lux dated 9/16/2005, a South Dakota trust (“Lux 2005 Catherine Trust”), (ix) CNL 2013 Irrevocable Trust dated 4/2/2013, a South Dakota trust (“CNL Trust”), (x) Ann S. Lux 2005 Irrevocable Trust FBO Paul S. Lux dated 9/16/2005, a Missouri trust (“Lux 2005 Paul Trust”), (xi) Lux Children Irrevocable Trust dated 5/24/2012, a Missouri trust (“Children Trust”), (xii) Donn S. Lux, (xiii) Leslie Lux, (xiv) Paul S. Lux, (xv) Caroline Lux Kaplan, (xvi) Catherine N. Lux and (xii) TFO Trust Company, LLC (“TFO”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

Michele Lux and Christopher E. Erblich are no longer considered Reporting Persons and have been removed from this Schedule 13D. Pursuant to SEC rules and applicable interpretations, since they are two of three trustees for each of the Andrew Trust and the Philip Trust, and all decisions concerning the exercise of voting or investment power with respect to the shares of Common Stock that are the subject of this Schedule 13D must be approved by a majority vote of such trustees, the Reporting Persons have determined that Ms. Lux and Mr. Erblich do not have beneficial ownership over any shares of Common Stock. The Andrew Trust and the Philip Trust remain as Reporting Persons.  Effective March 29, 2023, the name of PandoTree Trust Company, LLC was changed to TFO Trust Company, LLC.

(b)	The business addresses of each of the Reporting Persons are as follows:

Luxco Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Lux 2005 Donn Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Lux 2005 QSST Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Andrew Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Philip Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Kaplan Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Lux 2005 Caroline Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139

Lux 2005 Catherine Trust: 212 S. Main Avenue, Suite 145, Sioux Falls, South Dakota 57104
CNL Trust: 212 S. Main Avenue, Suite 145, Sioux Falls, South Dakota 57104
Lux 2005 Paul Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Children Trust: 5050 Kemper Avenue, St. Louis, Missouri 63139
Donn S. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139
Leslie Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139
Paul S. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139
Caroline Lux Kaplan: 5050 Kemper Avenue, St. Louis, Missouri 63139
Catherine N. Lux: 5050 Kemper Avenue, St. Louis, Missouri 63139
TFO Trust Company, LLC: 212 S. Main Avenue, Suite 145, Sioux Falls, SD 57104

(c)          The principal business of each of the Reporting Persons that is a trust is to administer the assets of the trust for the benefit of the beneficiaries thereof. The principal business of TFO Trust Company, LLC is to provide trustee services for family trusts. Donn S. Lux is a director of the Issuer and a private investor. Caroline Lux Kaplan and Catherine N. Lux are private investors. Leslie Lux owns and operates an interior design firm.  Paul S. Lux is a retired surgeon.

(d)          During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of Donn S. Lux, Leslie Lux, Paul S. Lux, Caroline Lux Kaplan, and Catherine N. Lux is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated as follows:

A total of 5,007,828 shares of Common Stock beneficially owned by the Reporting Persons were initially acquired  pursuant to an Agreement and Plan of Merger, dated as of January 22, 2021 (the “Merger Agreement”), by and among the Issuer, London HoldCo, Inc. (“HoldCo”), Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC (the “Luxco Companies”), the shareholders of HoldCo, Inc. (the “Sellers”), and Donn S. Lux, as Sellers’ Representative.  Pursuant to the Merger Agreement, an additional 1,373 shares of Common Stock were issued to the Reporting Persons upon completion of final purchase price adjustments.

A total of 3,003,968 shares of Common Stock with respect to which voting power is reported on this Schedule 13D/A are beneficially owned by certain other shareholders of the Issuer (the “Seaberg/Cray Shareholders”), as reported on (i) a Form 13D/A filed on September 7, 2023, by the Seaberg/Cray Shareholders and (ii) subsequent Form 4 Statements of Changes in Beneficial Ownership filed by certain of the Seaberg/Cray Shareholders. The Reporting Persons may be deemed to be members of a “group” (within the meaning of SEC Rule 13d-5), together with the Seaberg/Cray Shareholders, by virtue of the terms of the April 1, 2021 Shareholders Agreement. The Reporting Persons disclaim beneficial ownership of the shares held by the Seaberg/Cray Shareholders.

Item 4.	Purpose of Transaction.

No material changes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 4,959,201 shares (the “Shares”), or approximately 22.5%, of the outstanding Common Stock of the Issuer (calculated based on information included in the Quarterly Report on Form 10-Q filed by the Issuer on August 3, 2023 for the quarter ended June 30, 2023, which reported that 22,015,196 shares of Common Stock were outstanding as of July 28,2023).   The Reporting Persons also may be deemed to be members of a “group” (within the meaning of SEC Rule 13d-5), together with the Seaberg/Cray Shareholders, by virtue of the terms of the April 1, 2021 Shareholders Agreement. The Seaberg/Cray Shareholders beneficially own an additional 3,003,968 shares of Common Stock, or approximately 13.6% of the outstanding Common Stock of the Issuer, which are included in the “shared voting power” reported on this Schedule 13D/A due to the existence of such group pursuant to the terms of the Shareholders Agreement among the Reporting Persons and the Seaberg/Cray Shareholders.  The Reporting Persons disclaim beneficial ownership of the shares held by the Seaberg/Cray Shareholders.

(b) Donn S. Lux is the sole trustee of the Lux 2005 Donn Trust and the Lux 2005 QSST Trust and the sole investment trustee of the Luxco Trust.  He is no longer the sole family assets trustee of the Lux 2005 Paul Trust, the sole trustee of the Lux 2005 Caroline Trust or a co-trustee of the Children Trust. Accordingly, Donn S. Lux may be deemed to hold sole voting and dispositive power with respect to the 2,705,264 Shares held by the Luxco Trust, the Lux 2005 Donn Trust and the Lux 2005 QSST Trust.

Leslie Lux is the sole trustee of the Children Trust. Accordingly, Leslie Lux may be deemed to hold sole voting and dispositive power with respect to the 27,731 Shares held by the Children Trust.

Paul S. Lux is the sole trustee of the Lux 2005 Paul Trust.  Accordingly, Paul S. Lux may be deemed to hold sole voting power and dispositive power with respect to the 583,458 Shares held by the Lux 2005 Paul Trust.  He is no longer a trustee of the Andrew Trust and the Philip Trust.

Caroline Lux Kaplan is the sole trustee of the Kaplan Trust and the Lux 2005 Caroline Trust.  Accordingly, Caroline Lux Kaplan may be deemed to hold sole voting power and dispositive power with respect to the 637,189 Shares held by the Kaplan Trust and the Lux 2005 Caroline Trust.

Catherine N. Lux is a co-trustee of the Lux 2005 Catherine Trust and the CNL Trust.  Accordingly, Catherine N. Lux may be deemed to hold shared voting power and dispositive power with respect to the 638,189 Shares held by the Lux 2005 Catherine Trust and the CNL Trust.

TFO Trust Company, LLC is a co-trustee of the Lux 2005 Catherine Trust and the CNL Trust.  Accordingly, TFO Trust Company, LLC may be deemed to hold shared voting power and dispositive power with respect to the 638,189 Shares held by the Lux 2005 Catherine Trust and the CNL Trust.

Each of the Andrew Trust and the Philip Trust is the beneficial owners of 183,685 Shares.

As a result of the entry into the Shareholders’ Agreement, each of the Reporting Persons could be deemed to have shared voting power over the 3,003,968 Shares held by the Seaberg/Cray Shareholders and, additionally, to beneficially own all those Shares.  However, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c) No transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, except as follows:

•
The Lux 2005 Paul Trust sold an aggregate of 10,000 shares of Common Stock on August 23, 2023 and an aggregate of 10,000 shares of Common Stock on August 24, 2023, as previously reported on Form 4 reports filed on August 25, 2023 by each of Paul S. Lux and the Lux 2005 Paul Trust.

•
The Lux 2005 Paul Trust sold an aggregate of 10,000 shares of Common Stock on August 25, 2023 and an aggregate of 10,000 shares of Common Stock on August 28, 2023, as previously reported on Form 4 reports filed on August 29, 2023 by each of Paul S. Lux and the Lux 2005 Paul Trust.

•
The CNL Trust sold an aggregate of 6,500 shares of Common Stock on September 6, 2023 and an aggregate of 6,500 shares of Common Stock on September 7, 2023, as previously reported on Form 4 reports filed on September 8, 2023 by each of Catherine N. Lux and the CNL Trust.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

No material change.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 2.1
Agreement and Plan of Merger, dated as of January 22, 2021, by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, upon signing a joinder agreement, the shareholders of London HoldCo, Inc., and Donn Lux, as Sellers’ Representative (filed as Exhibit 2.1 to MGP Ingredients, Inc. Current Report on Form 8-K filed January 25, 2021 and incorporated herein by reference).

Exhibit 2.2
Joinder to the Agreement and Plan of Merger dated as of January 22, 2021 by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, Donn Lux, as Sellers’ Representative, and the shareholders of London Holdco, Inc. (filed as Exhibit 2.2 to MGP Ingredients, Inc. Current Report on Form 8-K filed January 25, 2021 and incorporated herein by reference).

Exhibit 10.1
Shareholders Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2021 and incorporated herein by reference).

Exhibit 10.2
Registration Rights Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2021 and incorporated herein by reference).

Exhibit 99.1	Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 25, 2023
LUXCO 2017 IRREVOCABLE TRUST DATED 6/19/2017

	By:	/s/ Donn S. Lux
Name: Donn S. Lux
Its: Investment Trustee

ANN S. LUX 2005 IRREVOCABLE TRUST FBO DONN S. LUX DATED 9/16/2005

	By:	/s/ Donn S. Lux
Name: Donn S. Lux
Its: Trustee

ANN S. LUX 2005 IRREVOCABLE TRUST FBO DONN S. LUX QSST

	By:	/s/ Donn S. Lux
Name: Donn S. Lux
Its: Trustee

ANDREW BRODDON LUX LUXCO IRREVOCABLE TRUST DATED 7/30/2012

	By:	/s/ Michele Lux
Name: Michele Lux
Its: Co-Trustee

PHILIP DONN LUX LUXCO IRREVOCABLE TRUST DATED 7/30/2012

	By:	/s/ Michele Lux
Name: Michele Lux
Its: Co-Trustee

CAROLINE L. KAPLAN REVOCABLE TRUST DATED 12/16/2009

By:	/s/ Caroline Lux Kaplan
Name: Caroline Lux Kaplan
Its: Trustee

ANN S. LUX 2005 IRREVOCABLE TRUST FBO CAROLINE L. KAPLAN DATED 9/16/2005

By:	/s/ Caroline Lux Kaplan
Name: Caroline Lux Kaplan
Its: Trustee

ANN S. LUX 2005 IRREVOCABLE TRUST FBO CATHERINE N. LUX DATED 9/16/2005

By:	/s/ Catherine N. Lux
Name: Catherine N. Lux
Its: Co-Trustee

CNL 2013 IRREVOCABLE TRUST DATED 4/2/2013

By:	/s/ Catherine N. Lux
Name: Catherine N. Lux
Its: Co-Trustee

By:	TFO Trust Company, LLC,
a South Dakota limited liability company
Its: Co-Trustee

By:	/s/ Lisa Davis
Name: Lisa Davis
Its: Trust Officer

ANN S. LUX 2005 IRREVOCABLE TRUST FBO PAUL S. LUX DATED 9/16/2005

By:	/s/ Paul S. Lux
Name: Paul S. Lux
Its: Trustee

LUX CHILDREN IRREVOCABLE TRUST DATED 5/24/2012

By:	/s/ Leslie Lux
Name: Leslie Lux
Its: Trustee

/s/ Donn S. Lux
Donn S. Lux

/s/ Leslie Lux
Leslie Lux

/s/ Paul S. Lux
Paul S. Lux

/s/ Caroline Lux Kaplan
Caroline Lux Kaplan

/s/ Catherine N. Lux
Catherine N. Lux

TFO TRUST COMPANY, LLC,
a South Dakota limited liability company

By:	/s/ Lisa Davis
Name: Lisa Davis
Its: Trust Officer